Filed by Point Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Point Therapeutics, Inc.

Commission File No.: 333-147609

On February 6, 2008, Point Therapeutics, Inc. sent the following letter to its stockholders:

Dear Stockholder:

We have attempted to contact you numerous times to ask for your help by voting your shares of Point Therapeutics, Inc. and have been unsuccessful in reaching you. The originally scheduled meeting of January 29, 2008 has been adjourned to February 12, 2008 due to insufficient voting for the passage of proposal 2; to amend the certificate of incorporation to affect a reverse stock split.

•	If the merger with DARA fails, and if no other strategic transaction can be completed, Point will likely file for federal bankruptcy protection.

•	Even if Point does not file for Chapter 11 bankruptcy, Point does not currently comply with certain of NASDAQ’s Marketplace Rules and Point’s stock may be delisted from the NASDAQ Capital market.

Your board of directors, by unanimous vote and after careful consideration, determined that the merger is advisable and fair to and in the best interests of Point stockholders, and recommends a vote “FOR” all the proposals.

Time is extremely short so please follow the simple instructions on the enclosed proxy voting form to vote your shares by phone, Internet or by mail.

If you have any questions relating to this shareholder meeting or voting your shares, you may call our proxy solicitor, The Altman Group, toll-free at (866) 406-2289.

Thank you in advance for your support and for acting promptly.

On behalf of your Board of Directors,

/s/ Michael P. Duffy

Michael P. Duffy

Secretary

If you have recently submitted your proxy,

please accept our thanks and disregard this request.

STOCKHOLDERS OF POINT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DARA, POINT AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Point with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Point by directing a request to: Point Therapeutics, Inc., 70 Walnut Street, Wellesley Hills, MA 02481, Attention: Investor Relations.

Point and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Point in favor of the merger. Stockholders may obtain detailed information regarding the direct and indirect interests of DARA, Point and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.